Pricing Supplement Dated January 25, 2021 (To Prospectus dated December 26, 2018 and Prospectus Supplement dated November 19, 2020)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-228614
$10,000,000 Callable Step Up Rate Notes, due January 27, 2031 (Bail-inable notes)
•          The notes are unsecured unsubordinated debt securities issued by The Bank of Nova Scotia (“BNS”). All payments and the return of the principal amount on the notes are subject to our credit risk.
•          The notes priced on January 25, 2021. The notes will mature on January 27, 2031. At maturity, if the notes have not been previously redeemed, you will receive a cash payment equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest.
•          Interest will be paid on January 27 and July 27 of each year, commencing on July 27, 2021, with the final interest payment date occurring on the maturity date.
•          The notes will accrue interest at the following rates per annum:
•          January 27, 2021 to but excluding January 27, 2028: 1.50%
•          January 27, 2028 to but excluding January 27, 2031: 2.00%
•          We have the right to redeem the notes, in whole but not in part, on January 27, 2022 and on each subsequent interest payment date (other than the maturity date). The redemption price will be 100% of the principal amount of the notes, plus any accrued and unpaid interest.
•          The notes are issued in minimum denominations of $1,000 and whole multiples of $1,000 in excess thereof.
•          The notes will not be listed on any securities exchange.
•          The CUSIP number for the notes is 064159P91.

The notes:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price(1)	100.00%	$10,000,000.00
Underwriting Discount(1)(2)	1.00%	$100,000.00
Proceeds (before expenses) to BNS	99.00%	$9,900,000.00
(1)
Certain dealers who purchase the notes for sale to certain fee-based advisory accounts and/or eligible institutional investors may have agreed to forgo some or all of their selling concessions, fees or commissions. The price to public for investors purchasing the notes in these accounts and/or for an eligible institutional investor may have been as low as $990.00 (99.00%) per $1,000 in principal amount of the notes. See “Supplemental Plan of Distribution—Conflicts of Interest” herein.

(2)
Scotia Capital (USA) Inc. (“SCUSA”), our affiliate, has agreed to purchase the notes at the principal amount and, as part of the distribution of the notes, has agreed to sell the notes to BofA Securities, Inc. (“BofAS”) at a discount of $10.00 (1.00%) per $1,000 principal amount of the notes. BofAS may pay varying selling concessions of up to $10.00 (1.00%) in connection with the distribution of the notes to other registered broker-dealers.

The notes are unsubordinated and unsecured obligations of BNS and are subject to investment risks including possible loss of the principal amount invested due to the credit risk of BNS. Investment in the notes involves certain risks. You should refer to “Risk Factors” beginning on page PS-5 herein and “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement.
The notes are bail-inable debt securities (as defined in the accompanying prospectus) and subject to conversion in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of BNS or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the notes. See “Description of the Debt Securities We May Offer ― Special Provisions Related to Bail-inable Debt Securities” and “Risk Factors — Risks Related to the Bank’s Debt Securities” in the accompanying prospectus.
Neither the United States Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
The notes are not insured by the Canada Deposit Insurance Corporation (“CDIC”) pursuant to the Canada Deposit Insurance Corporation Act (Canada) (“CDIC Act”), the United States Federal Deposit Insurance Corporation (“FDIC”), or any other governmental agency of Canada, the United States or any other jurisdiction.

We will deliver the notes in book-entry form only through The Depository Trust Company on the Issue Date against payment in immediately available funds.
Prospectus Supplement dated November 19, 2020
Prospectus dated December 26, 2018

Scotia Capital (USA) Inc.	BofA Securities

SUMMARY OF TERMS
This document supplements the terms and conditions in the prospectus, dated December 26, 2018, as supplemented by the prospectus supplement, dated November 19, 2020 (together with all documents incorporated by reference, the “prospectus”), and should be read with the prospectus.

• Issuer:	The Bank of Nova Scotia (“BNS”)
• Issue:	Senior Note Program, Series B
• Title of the Notes:	Callable Step Up Rate Notes, due January 27, 2031
• Aggregate Principal Amount Initially Being Issued:	$10,000,000
• Pricing Date:	January 25, 2021
• Issue Date:	January 27, 2021
• Maturity Date:	January 27, 2031, if not previously redeemed
• CUSIP/ISIN:	064159P91 / US064159P911
• Minimum Denominations:	$1,000 and multiples of $1,000 in excess thereof
• Principal Amount: • Issue Price:	$1,000 per note 100%
• Currency:	U.S. Dollars
• Ranking:	Unsecured and unsubordinated
• Day Count Fraction:	30/360
• Interest Periods:
Semi-annually. Each interest period (other than the first interest period, which will begin on the issue date) will begin on, and will include, an interest payment date, and will extend to, but will exclude, the next succeeding interest payment date (or the maturity date, as applicable), in each case, without any adjustment in the event an interest payment date is postponed.

• Interest Payment Dates:	January 27 and July 27 of each year, commencing on July 27, 2021, with the final interest payment date occurring on the maturity date.
• Interest Rate:	The notes will accrue interest at the following rates per annum: • January 27, 2021 to but excluding January 27, 2028: 1.50% • January 27, 2028 to but excluding January 27, 2031: 2.00%
• Optional Early Redemption:
We have the right to redeem the notes, in whole but not in part, on January 27, 2022, and on each subsequent interest payment date (other than the maturity date). The redemption price will be 100% of the principal amount of the notes, plus any accrued and unpaid interest. In order to call the notes, we will give notice at least ten calendar days, but not more than 60 calendar days, before the applicable interest payment date (such date, the specified “early redemption date”).

In the event that a redemption (for any reason) would lead to a breach of our total loss absorbing capacity requirements, such redemption will be subject to the prior approval of the Superintendent of Financial Institutions (Canada), as described further under “Description of the Debt Securities We May Offer — Special Provisions Related to Bail-inable Debt Securities — Approval of Redemption, Repurchases and Defeasance” and “― Canadian Bank Resolution Powers — TLAC Guideline” in the accompanying prospectus.

• Business Days:
If any interest payment date, any early redemption date, or the maturity date occurs on a day that is not a business day in New York, New York or Toronto, Ontario, then that interest payment will be postponed until the next day that is a business day in New York, New York and Toronto, Ontario. No additional interest will accrue on the notes as a result of such postponement, and no adjustment will be made to the length of the relevant interest period.

• Repayment at Option of Holder:	None
• Record Dates for Interest Payments:	As set forth in the prospectus supplement, in the section “Description of the Notes—Interest.”
• Listing:	The notes will not be listed on any securities exchange.
• Use of Proceeds:
We will use the net proceeds we receive from the sale of the notes for the purposes we describe in the accompanying prospectus supplement under “Use of Proceeds”.  We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the notes.

• Status:
The notes will constitute direct, unsubordinated and unsecured obligations of BNS ranking pari passu with all other direct, unsecured and unsubordinated indebtedness of BNS from time to time outstanding (except as otherwise prescribed by law).  Holders will not have the benefit of any insurance under the provisions of the CDIC Act, the U.S. Federal Deposit Insurance Act or under any other deposit insurance regime of any jurisdiction.

• Calculation Agent:
Scotia Capital Inc.
The calculation agent will make all determinations regarding the amount payable on your notes. All determinations made by the calculation agent shall be made in its sole discretion and, absent manifest error, will be final and binding on you and us, without any liability on the part of the calculation agent. We may change the calculation agent for your notes at any time without notice and the calculation agent may resign as calculation agent at any time upon 60 days’ written notice to BNS.

• Agent(s):
BofAS and SCUSA or one or more of their respective affiliates will act as our agent(s) in connection with the offering of the notes.  None of the agent(s) is your fiduciary or advisor solely as a result of the making of any offering of the notes, and you should not rely upon this document, the accompanying prospectus supplement or prospectus as investment advice or a recommendation to purchase the notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” herein.

• Canadian Bail-in Powers:
The notes are bail-inable debt securities (as defined in the accompanying prospectus) and subject to conversion in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of BNS or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the notes. See “Description of the Debt Securities We May Offer ― Special Provisions Related to Bail-inable Debt Securities” and “Risk Factors — Risks Related to the Bank’s Debt Securities” in the accompanying prospectus.

• Agreement with Respect to the Exercise of Canadian Bail-in Powers:
By its acquisition of an interest in any note, each holder or beneficial owner of that note is deemed to (i) agree to be bound, in respect of the notes, by the CDIC Act, including the conversion of the notes, in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of BNS or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and the variation or extinguishment of the notes in consequence, and by the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the notes; (ii) attorn and submit to the jurisdiction of the courts in the Province of Ontario with respect to the CDIC Act and those laws; and (iii) acknowledge and agree that the terms referred to in paragraphs (i) and (ii), above, are binding on that holder or beneficial owner despite any provisions in the indenture or the notes, any other law that governs the notes and any other agreement, arrangement or understanding between that holder or beneficial owner and BNS with respect to the notes.

Holders and beneficial owners of notes will have no further rights in respect of their bail-inable debt securities to the extent those bail-inable debt securities are converted in a bail-in conversion, other than those provided under the bail-in regime, and by its acquisition of an interest in any note, each holder or beneficial owner of that note is deemed to irrevocably consent to the converted portion of the principal amount of that note and any accrued and unpaid interest thereon being deemed paid in full by BNS by the issuance of common shares of BNS (or, if applicable, any of its affiliates) upon the occurrence of a bail-in conversion, which bail-in conversion will occur without any further action on the part of that holder or beneficial owner or the trustee; provided that, for the avoidance of doubt, this consent will not limit or otherwise affect any rights that holders or beneficial owners may have under the bail-in regime.

See “Description of the Debt Securities We May Offer ― Special Provisions Related to Bail-inable Debt Securities” and “Risk Factors — Risks Related to the Bank’s Debt Securities” in the accompanying prospectus for a description of provisions and risks applicable to the notes as a result of Canadian bail-in powers.

Certain capitalized terms used and not defined in this document have the meanings ascribed to them in the prospectus. Unless otherwise indicated or unless the context requires otherwise, all references herein to “we,” “us,” “our,” or similar references are to The Bank of Nova Scotia.
We have filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this document relates.  You should read the prospectus, including this document, and the other documents that we have filed with the SEC, for more complete information about us and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling BofAS toll-free at 1-800-294-1322.

RISK FACTORS
Your investment in the notes entails significant risks, many of which differ from those of a conventional fixed-rate debt security.  Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below and under “Risk Factors” beginning on S-2 of the accompanying prospectus supplement, with your advisors in light of your particular circumstances.  The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

Structure- and Credit-Related Risks
The notes are subject to our early redemption. We may redeem the notes, in whole but not in part, on any interest payment date on or after January 27, 2022 (other than the maturity date). By purchasing the notes, you must be willing to have your notes redeemed as early as that date. We are generally more likely to elect to redeem the notes during periods when the interest accruing on the notes is greater than that which we would pay on our other interest bearing debt securities having a maturity comparable to the remaining term of the notes. No further payments will be made on the notes after they have been redeemed.
If we redeem the notes prior to the maturity date, you may not be able to reinvest your proceeds from the redemption in an investment with a return that is as high as the return on the notes would have been if they had not been redeemed, or that has a similar level of risk.
The notes are subject to interest rate risk and may be more risky than an investment in notes with a shorter term.  The notes have a term of 10 years, subject to our right to redeem the notes as set forth herein.  By purchasing notes with a relatively longer term, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter term.  In particular, you may be negatively affected if interest rates begin to rise, because the likelihood that we will redeem your notes will decrease and the interest rate on the notes may be less than the amount of interest you could earn on other investments with a similar level of risk available at that time.  In addition, if you tried to sell your notes at such time, their value in any secondary market transaction would also be adversely affected.
The step up feature presents different investment considerations than fixed rate notes. The interest rate payable on the notes during their term will increase from the initial interest rate, subject to BNS’ right to redeem the notes as set forth herein. You should not expect to earn the higher stated interest rates which are applicable only beginning January 27, 2028 because the notes may be redeemed by us on any interest payment date prior to the maturity date beginning on January 27, 2022. Should general market interest rates increase beyond the rates provided by the notes during the term of the notes, we will likely not redeem the notes, and investors will be holding notes that bear interest at below-market rates.
The notes are subject to the risk of conversion in whole or in part — by means of a transaction or series of transactions and in one or more steps — into common shares of BNS or any of its affiliates, under Canadian bank resolution powers. Under Canadian bank resolution powers, if the CDIC were to take action under the Canadian bank resolution powers with respect to BNS, this could result in holders or beneficial owners of bail-inable notes such as the notes being exposed to losses and conversion of the notes in whole or in part — by means of a transaction or series of transactions and in one or more steps — into common shares of BNS or any of its affiliates, and, in such an event, you will be obligated to accept those common shares. As a result, you should consider the risk that you may lose all or part of your investment, including the principal amount plus any accrued but unpaid interest, if the CDIC were to take action under the Canadian bank resolution powers, including the bail-in regime, and that any remaining outstanding notes, or common shares of BNS or any of its affiliates into which bail-inable notes are converted, may be of little value at the time of a bail-in conversion and thereafter. You are urged to also read the discussion in the accompanying prospectus under “Risk Factors — Risks Related to the Bank’s Debt Securities” and

“Description of the Debt Securities We May Offer ― Canadian Bank Resolution Powers” for additional information.
Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. The notes are our unsecured unsubordinated debt obligations and are not, either directly or indirectly, an obligation of any third party.  As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law.  All payments on the notes depend on our ability to satisfy our obligations as they come due.  As a result, our actual and perceived creditworthiness of BNS may affect the market value of the notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the notes.
In addition, our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated decreases in our credit ratings or increases in the spread between the yield on our securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as market interest rates, an improvement in our credit ratings will not reduce the other investment risks related to the notes.
The COVID-19 Virus may Have an Adverse Impact on BNS. On March 11, 2020, the World Health Organization declared the outbreak of a strain of novel coronavirus disease, COVID-19, a global pandemic. Governments in affected areas have imposed a number of measures designed to contain the outbreak, including business closures, travel restrictions, quarantines and cancellations of gatherings and events. The spread of COVID-19 has had disruptive effects in countries in which BNS operates and the global economy more widely, as well as causing increased volatility and declines in financial markets. COVID-19 has materially impacted and continues to materially impact the markets in which BNS operates. If the pandemic is prolonged, or further diseases emerge that give rise to similar effects, the adverse impact on the global economy could deepen and result in further declines in financial markets. A substantial amount of BNS’ business involves making loans or otherwise committing resources to specific companies, industries or countries. The COVID-19 pandemic’s impact on such borrowers, industries and countries could have a material adverse effect on BNS’ financial results, businesses, financial condition or liquidity. The COVID-19 pandemic may also result in disruption to BNS’ key suppliers of goods and services and result in increased unavailability of staff adversely impacting the quality and continuity of service to customers and the reputation of BNS. As a result, the business, results of operations, corporate reputation and financial condition of BNS could be adversely impacted for a substantial period of time.

Valuation- and Market-Related Risks
We have included in the terms of the notes the costs of developing, hedging, and distributing them, and the price, if any, at which you may sell the notes in any secondary market transactions will likely be lower than the public offering price due to, among other things, the inclusion of these costs. In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with developing, hedging, and offering the notes.
Assuming there is no change in market conditions or any other relevant factors, the price, if any, at which the agent(s) or another purchaser might be willing to purchase the notes in a secondary market transaction is expected to be lower than the price that you paid for them. This is due to, among other things, the inclusion of these costs, and the costs of unwinding any related hedging.

The quoted price of any of our affiliates for the notes could be higher or lower than the price that you paid for them.
We cannot assure you that a trading market for the notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.
The development of a trading market for the notes will depend on our financial performance and other factors. The number of potential buyers of the notes in any secondary market may be limited. We anticipate that one or more of BofAS or its affiliates will act as a market-maker for the notes, but none of BofAS nor any of its affiliates is required to do so. BofAS and its affiliates may discontinue their market-making activities as to the notes at any time. To the extent that BofAS or any of its affiliates engages in any market-making activities, it may bid for or offer the notes. Any price at which BofAS or any of its affiliates may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that each may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.
In addition, if at any time any entity were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market and there may be no secondary market at all for the notes. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed, and you should be prepared to hold the notes until maturity.
Many economic and other factors will impact the market value of the notes.  The market for, and the market value of, the notes may be affected by a number of factors that may either offset or magnify each other, including:
•	the time remaining to maturity of the notes;
•	the aggregate amount outstanding of the notes;
•	our right to redeem the notes on the dates set forth above;
•	the level, direction, and volatility of market interest rates generally (in particular, increases in U.S. interest rates, which may cause the market value of the notes to decrease);
•	general economic conditions of the capital markets in the United States;
•	geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally;
•	our financial condition and creditworthiness; and
•	any market-making activities with respect to the notes.

Conflict-Related Risks
Trading, hedging and business activities by us, the agents and our other or their respective affiliates may create conflicts of interest with you. We, the agents or our or their respective affiliates may engage in trading activities related to the notes that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with BofAS or its affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.
In addition, in the ordinary course of their business activities, the agents and our other or their respective affiliates may hold and trade our or our affiliates’ debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. The agents and our other or their respective affiliates may also have lending or other capital markets relationships with us. In order to hedge such exposure, they may enter into transactions such as the purchase of credit default swaps or the creation of short positions in our or our affiliates’ securities. With respect to BofAS or its affiliates, such securities may include the notes offered hereby, and any such short positions could adversely affect future trading prices of the notes.
We, the agents or one or more of our other or their respective affiliates may also, at present or in the future, publish research reports with respect to movements in interest rates generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.
These trading, hedging and business activities may present a conflict of interest between your interest in the notes and the interests we, the agents and our other or their respective affiliates may have in our or their proprietary accounts, in facilitating transactions for our or their other customers, and in accounts under our or their management.
There are potential conflicts of interest between you and the calculation agent. We have the right to appoint and remove the calculation agent. The calculation agent will, among other things, determine the amount of your payment for any interest payment date on the notes. Our affiliate, Scotia Capital Inc., will serve as the calculation agent. We may change the calculation agent after the issue date without notice to you. For additional information as to the calculation agent’s role, see “Summary of Terms—Calculation Agent” herein. The calculation agent will exercise its judgment when performing its functions and may take into consideration BNS’ ability to unwind any related hedges. Since this discretion by the calculation agent may affect payments on the notes, the calculation agent may have a conflict of interest if it needs to make any such decision.

SUPPLEMENTAL DISCUSSION OF CANADIAN FEDERAL INCOME TAX CONSEQUENCES
The following is a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires, as beneficial owner, notes, including entitlements to all payments thereunder, pursuant to this document, or shares of BNS or an affiliate of BNS on any notes subject to a bail-in conversion (“Common Shares”), and who, at all relevant times, for purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Act”) is not, and is not deemed to be, resident in Canada; deals at arm’s length with BNS, any issuer of Common Shares, and with any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the notes; does not use or hold the notes in a business carried on in Canada; is not a “specified shareholder” and is not a person who does not deal at arm’s length with a “specified shareholder” (as defined for purposes of subsection 18(5) of the Act) of BNS; and does not receive any payment of interest on the notes in respect of a debt or other obligation to pay an amount to a person with whom BNS does not deal at arm’s length (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

This summary is based upon the current provisions of the Act and an understanding of the current administrative practices and assessing policies of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Act publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the “Proposals”) and assumes that all Proposals will be enacted in the form proposed. However, no assurance can be given that the Proposals will be enacted as proposed or at all. This summary does not otherwise take into account any changes in law or in administrative practices or assessing policies, whether by legislative, administrative or judicial action, nor does it take into account any provincial, territorial or foreign income tax considerations, which may differ from those discussed herein.

This summary is of a general nature only and is not intended to be legal or tax advice to any particular purchaser.  This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, purchasers of the notes should consult their tax advisors with respect to their particular circumstances.

Currency Conversion

Generally, for purposes of the Act, all amounts relating to the acquisition, holding or disposition of the notes or Common Shares not denominated in Canadian dollars must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Act. The amounts subject to withholding tax and any capital gains or capital losses realized by a Non-Resident Holder may be affected by fluctuations in the relevant exchange rate.

Notes

No Canadian withholding tax will apply to interest or principal paid or credited to a Non-Resident Holder by BNS or to proceeds received by a Non-Resident Holder on the disposition of a note, including on a redemption, payment on maturity, bail-in conversion, repurchase or purchase for cancellation.
No other tax on income or gains will be payable by a Non-Resident Holder on interest or principal, or on proceeds received by a Non-Resident Holder on the disposition of a note, including on a redemption, payment on maturity, repurchase or purchase for cancellation.
Common Shares
Dividends paid or credited, or deemed under the Act to be paid or credited, on Common Shares of BNS or of any affiliate of BNS that is a Canadian resident corporation to a Non-Resident Holder will generally be subject to Canadian non-resident withholding tax at the rate of 25% on the gross amount of such dividends unless the rate is reduced under the provisions of an applicable income tax treaty or convention between Canada and the country of residence of the Non-Resident Holder.
A Non-Resident Holder will not be subject to tax under the Act in respect of any capital gain realized on a disposition or deemed disposition of a Common Share unless the Common Share is or is deemed to be “taxable Canadian property” of the Non-Resident Holder for the purposes of the Act and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
General
The following discussion summarizes the material U.S. federal income tax consequences to U.S. Holders of the purchase, beneficial ownership and disposition of the notes.
For purposes of this summary, a “U.S. Holder” is a beneficial owner of a note that is:
•	an individual who is a citizen or a resident of the United States, for U.S. federal income tax purposes;
•
a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•
a trust if a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons, for U.S. federal income tax purposes, have the authority to control all of its substantial decisions.

An individual may, subject to certain exceptions, be deemed to be a resident of the United States for U.S. federal income tax purposes by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one third of the days present in the immediately preceding year, and one sixth of the days present in the second preceding year).
This summary is based on interpretations of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may materially and adversely affect the U.S. federal income tax consequences described herein. In addition, this summary addresses only U.S. Holders that purchase notes at initial issuance, and own notes as capital assets and not as part of a “straddle,” “hedge,” “synthetic security,” or a “conversion transaction” for U.S. federal income tax purposes or as part of some other integrated investment. This summary does not discuss all of the tax consequences (such as any alternative minimum tax consequences) that may be relevant to particular investors or to investors subject to special treatment under the U.S. federal income tax laws (such as banks, thrifts or other financial institutions; insurance companies; securities dealers or brokers, or traders in securities electing mark-to-market treatment; regulated investment companies or real estate investment trusts; small business investment companies; S corporations; partnerships; or investors that hold their notes through a partnership or other entity treated as a partnership for U.S. federal income tax purposes; U.S. Holders whose functional currency is not the U.S. dollar; certain former citizens or residents of the United States; retirement plans or other tax-exempt entities, or persons holding the notes in tax-deferred or tax-advantaged accounts; persons that purchase or sell the notes as part of a wash sale for tax purposes; or “controlled foreign corporations” or “passive foreign investment companies” for U.S. federal income tax purposes). This summary also does not address the tax consequences to any holder that is not a U.S. Holder or to shareholders, or other equity holders in, or beneficiaries of, a holder, or any state, local or (except as discussed above under “Supplemental Discussion of Canadian Federal Income Tax Consequences”) non-U.S. tax consequences of the purchase, ownership or disposition of the notes. Investors should consult their tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, beneficial ownership and disposition of notes arising under the laws of any other taxing jurisdiction.

U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes and Payments of Interest
While there is no authority that specifically addresses the U.S. federal income tax treatment of an instrument like the bail-inable notes, such notes should be treated as indebtedness for U.S. federal income tax purposes, and the balance of this summary assumes that such notes are treated as indebtedness for U.S. federal income tax purposes. However, the U.S. Internal Revenue Service (the “IRS”) could assert that the notes should be treated as equity for U.S. federal income tax purposes. Nevertheless, treatment of the notes as equity for U.S. federal income tax purposes should not result in inclusions of income with respect to the notes that are materially different from those if the notes are treated as indebtedness. If the notes were treated as equity, it is unlikely that interest payments on the notes that are treated as dividends for U.S. federal income tax purposes would be treated as “qualified dividend income” for U.S. federal income tax purposes and, if such dividends were not treated as qualified dividend income, amounts treated as dividends would be taxed at ordinary income tax rates. You should consult with your tax advisor regarding the appropriate characterization of bail-inable notes for U.S. federal income tax purposes, and the U.S. federal income and other tax consequences of any bail-in conversion.
We intend to take the position that, solely for purposes of determining whether the notes are issued with original issue discount, we are deemed to exercise our option to redeem the notes prior to the interest rate step-up and, as a result, interest payments on the notes will be taxable to a U.S. Holder as non-U.S.-source ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s normal method of accounting for tax purposes. Pursuant to the terms of the notes, you agree to treat the notes consistent with our treatment for all U.S. federal income tax purposes.
Sale, Exchange, Early Redemption or Maturity of the Notes
On a taxable disposition of a note, you should generally recognize taxable gain or loss equal to the difference between (1) the amount realized on such taxable disposition (other than amounts attributable to accrued but untaxed interest) and (2) your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal your cost of the note. Because the note is held as a capital asset, as defined in Section 1221 of the Code, such gain or loss will generally constitute capital gain or loss. Capital gain of a noncorporate U.S. Holder is generally taxed at preferential rates where such holder has a holding period of greater than one year. The deductibility of a capital loss realized on the taxable disposition of a note is subject to limitations.
Based on certain factual representations received from us, our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, is of the opinion that your notes should be treated in the manner described above. However, the U.S. federal income tax treatment of the notes is uncertain. We do not plan to request a ruling from the IRS regarding the tax treatment of the notes, and the IRS or a court may not agree with the tax treatment described above. We urge you to consult your tax advisor as to the tax consequences of your investment in the notes.
FATCA
The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “withholdable payments” (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S.-source interest or dividends) and “passthru payments” (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account at the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.
Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain “withholdable payments”, will not apply to gross proceeds on a sale or disposition and will apply to certain foreign passthru payments only to the extent that such payments are made after the date that is two years after final regulations defining the term “foreign passthru payment” are published. If withholding is required, we (or the applicable paying agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.
Investors should consult their own advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their notes through a foreign entity) under the FATCA rules.
Medicare Tax on Net Investment Income
U.S. Holders that are individuals, estates or certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” or “undistributed net investment income” in the case of an estate or trust, which may include any income or gain realized with respect to the notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the regular income tax. You should consult your tax advisor as to the consequences of the 3.8% Medicare tax with respect to your investment in the notes.
Specified Foreign Financial Assets
Certain U.S. Holders that own “specified foreign financial assets” in excess of an applicable threshold may be subject to reporting obligations with respect to such assets with their tax returns, especially if such assets are held outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this reporting obligation to your ownership of the notes.
Backup Withholding and Information Reporting
Interest paid on the notes, and proceeds received from a taxable disposition of the notes, will be subject to information reporting unless you are an “exempt recipient” and may also be subject to backup withholding if you fail to provide certain identifying information (such as an accurate taxpayer number) or meet certain other conditions.
Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.
You should consult your tax advisor as to the federal, state, local and other tax consequences of acquiring, holding and disposing of the notes and receiving payments under the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of BNS).

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Pursuant to the terms of a distribution agreement, SCUSA, an affiliate of ours, has agreed to purchase the notes from us at the principal amount and has agreed to sell the notes to BofAS at a discount of $10.00 (1.00%) per $1,000 principal amount of the notes. BofAS is a party to the distribution agreement described in the “Supplemental Plan of Distribution (Conflicts of Interest)” of the accompanying prospectus supplement. BofAS may pay varying selling concessions of up to $10.00 (1.00%) in connection with the distribution of the notes to other registered broker-dealers. Certain dealers who purchase the notes for sale to certain fee-based advisory accounts and/or eligible institutional investors may have agreed to forgo some or all of their selling concessions, fees or commissions. The price to public for investors purchasing the notes in these accounts and/or for an eligible institutional investor may have been as low as $990.00 (99.00%) per $1,000 in principal amount of the notes.
Because SCUSA is an affiliate of BNS, SCUSA has a ‘‘conflict of interest’’ in this offering within the meaning of FINRA Rule 5121. In addition, BNS will receive the gross proceeds from the initial public offering of the notes, thus creating an additional conflict of interest within the meaning of Rule 5121. Consequently, the offering was conducted in compliance with the provisions of Rule 5121. SCUSA is not permitted to sell the notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.
None of the agents or our other or their respective affiliates are acting as your fiduciary or advisor solely as a result of the offering of the notes, and you should not rely upon any communication from the agent(s) in connection with the notes as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.
BofAS may sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount, subject to the maximum selling concession specified above.  Each of those broker-dealers may sell the notes to one or more additional broker-dealers.  BofAS has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.
BofAS and its affiliates may use this document, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions or market-making transactions. These broker-dealers may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale. BofAS’ or its affiliates’ distribution of this document in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors who purchase the notes from BofAS or its affiliates should not, and will not be authorized to, rely on this document for information regarding BNS or for any purpose other than that described in the immediately preceding sentence.
The agents and their respective affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates.  The agents have respectively received, or may in the future receive, customary fees and commissions for these transactions. In addition, in the ordinary course of its business activities, the agents and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers.  Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. To the extent that the agents or their respective affiliates have a lending relationship with us, they would routinely hedge their credit exposure to us consistent with their customary risk management policies.  Typically, the agents or their respective affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. With respect to BofAS or its affiliates, such securities may include the notes offered hereby, and any such short positions could adversely affect future trading prices of the notes offered hereby. The agents or their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

CERTAIN ERISA CONSIDERATIONS
Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.
In addition, we, BofAS and certain of our and their respective subsidiaries and affiliates may be each considered a party in interest within the meaning of ERISA, or a disqualified person (within the meaning of Section 4975 of the Code), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which we or any of our affiliates is a party in interest or a disqualified person, unless the notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.
Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the notes. Those exemptions include PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain transactions with a person that is a party in interest or disqualified person solely by reason of providing services to Plans or being an affiliate of such a service provider and in connection with which the Plan receives no less, nor pays no more, than adequate consideration (the “Service Provider Exemption”).
Because each of BNS and BofAS may be considered a party in interest or disqualified person with respect to many Plans, the notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan's investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not and will not be a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with plan assets of any Plan or any plan subject to similar laws or (b) its purchase, holding, and disposition will not constitute or result in a non-exempt prohibited transaction due to the application of a statutory or administrative exemption or such purchase, holding, and disposition will not otherwise be prohibited under ERISA or Section 4975 of the Code or a violation of any similar laws.
Further, any person acquiring or holding the notes on behalf of any plan or with any plan assets shall be deemed to represent on behalf of itself and such plan that (x) the plan is paying no more than, and is receiving no less than, adequate consideration within the meaning of Section 408(b)(17) of ERISA and/or Section 4975(f)(10) of the Code in connection with the transaction or any redemption of the notes, (y) neither us nor BofAS directly or indirectly exercises any discretionary authority or control or renders investment advice or otherwise acts in a fiduciary capacity with respect to the assets of the plan within the meaning of ERISA and/or Section 4975 of the Code and (z) in making the foregoing representations and warranties, such person has applied sound business principles in determining whether fair market value will be paid, and has made such determination acting in good faith.
The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.
In addition, any purchaser that is a Plan or a Plan Asset Entity or that is acquiring the notes on behalf of a Plan or a Plan Asset Entity, including any fiduciary purchasing on behalf of a Plan or Plan Asset entity, will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that (a) none of us, BofAS or any of our or their respective affiliates is a “fiduciary” (under Section 3(21) of ERISA, or under any final or proposed regulations thereunder, or with respect to a governmental, church, or foreign plan under any similar laws) with respect to the acquisition, holding or disposition of the notes, or as a result of any exercise by us or our affiliates of any rights in connection with the notes, (b) no advice provided by us, BofAS or any of our or their respective affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser in connection with the notes and the transactions contemplated with respect to the notes, and (c) such purchaser recognizes and agrees that any communication from us, BofAS or any of our or their respective affiliates to the purchaser with respect to the notes is not intended by us or any of our affiliates to be impartial investment advice and is rendered in its capacity as a seller of such notes and not a fiduciary to such purchaser. Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.
This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non- exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.

VALIDITY OF THE NOTES
In the opinion of Cadwalader, Wickersham & Taft LLP, as special counsel to BNS, when the notes offered by this pricing supplement have been executed and issued by BNS and authenticated by the trustee pursuant to the indenture and delivered, paid for and sold as contemplated herein, the notes will be valid and binding obligations of BNS, enforceable against BNS in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).  This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by Canadian law, Cadwalader, Wickersham & Taft LLP has assumed, without independent inquiry or investigation, the validity of the matters opined on by Osler, Hoskin & Harcourt LLP, Canadian legal counsel for BNS, in its opinion expressed below. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and, with respect to the notes, authentication of the notes and the genuineness of signatures and certain factual matters, all as stated in the opinion of Cadwalader, Wickersham & Taft LLP dated November 30, 2018 filed with the SEC as Exhibit 5.3 to the Registration Statement on Form F-3 on November 30, 2018.
In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action of BNS in conformity with the Indenture, and when the notes have been duly executed, authenticated and issued in accordance with the Indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, and will be valid obligations of BNS, subject to the following limitations (i) the enforceability of the Indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the Indenture may be limited by equitable principles, including the principle that equitable remedies such as specific performance and injunction may only be granted in the discretion of a court of competent jurisdiction; (iii) pursuant to the Currency Act (Canada) a judgment by a Canadian court must be awarded in Canadian currency and that such judgment may be based on a rate of exchange in existence on a day other than the day of payment; and (iv) the enforceability of the Indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the Indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act.  This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustees’ authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated November 30, 2018, which has been filed as Exhibit 5.2 to BNS’s Form F-3 filed with the SEC on November 30, 2018.